UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTAC INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45811T100

(CUSIP Number)

James S. Altenbach, Esq.

Greenberg Traurig, LLP

3290 Northside Parkway, NW

Suite 400

Atlanta, GA 30327

(678) 553-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Convex Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00 (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,950,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,950,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.25% (1)

14.	Type of Reporting Person (See Instructions) CO and HC

(1)  In connection with an Agreement and Plan of Merger by and among the Issuer, HowStuffWorks, Inc., HSW International, Inc. and HSW International Merger Corporation, HowStuffWorks and Mr. Wei Zhou entered into a Voting Agreement with respect to 11,950,000 shares owned by Mr. Wei Zhou.  HowStuffWorks is a majority owned subsidiary of Convex Group, Inc., a Delaware corporation.  Convex and HowStuffWorks expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreement.  Based on the number of shares of Issuer common stock outstanding as of April 20, 2006 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Voting Agreement represents approximately 52.25% of the outstanding Issuer common stock.  The Voting Agreement incorrectly states the percentage to be 53.8%.

CUSIP No. 45811T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HowStuffWorks, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00 (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,950,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,950,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.25%

14.	Type of Reporting Person (See Instructions) CO

(1)  In connection with an Agreement and Plan of Merger by and among the Issuer, HowStuffWorks, Inc., HSW International, Inc. and HSW International Merger Corporation, HowStuffWorks and Mr. Wei Zhou entered into a Voting Agreement with respect to 11,950,000 shares owned by Mr. Wei Zhou.  HowStuffWorks is a majority owned subsidiary of Convex Group, Inc., a Delaware corporation.  Convex and HowStuffWorks expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreement.  Based on the number of shares of Issuer common stock outstanding as of April 20, 2006 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Voting Agreement represents approximately 52.25% of the outstanding Issuer common stock.  The Voting Agreement incorrectly states the percentage to be 53.8%.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of INTAC International, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Unit 6-7, 32/F., Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a)           This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Convex Group, Inc., a Delaware corporation (“Convex”) and HowStuffWorks, Inc., a Delaware corporation and a majority owned subsidiary of Convex (“HSW”) (Convex and HSW, collectively, the “Reporting Persons”).  The Reporting Perons have entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which such persons have agreed to file this Schedule 13D in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.  A copy of the Joint Filing Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.  The address of the principal business and the principal office of each of the Reporting Persons is 3350 Peachtree Road, Suite 1500, Atlanta, Georgia 30326.  Convex is a media and entertainment company that owns several proprietary distribution and content platforms, including the HowStuffWorks® franchise, the exclusive rights to “in-lid” CD-ROM distribution, which it operates through the LidRock division, and the Flexplay technology that enables time-limited, on-demand viewing of movies, games and other content delivered on a DVD.  HSW is in the business of providing educational and informational content primarily through its website HowStuffWorks.com and through a series of books and magazines.

(b)           The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director or officer who may be a controlling person) of the Reporting Persons is set forth on Exhibit 99.2.

(c)           During the last five years, none of Convex and HSW and, to the knowledge of Convex and HSW, any of the persons listed on Exhibit 99.2 attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 20, 2006, the Issuer, HSW, HSW International, Inc. (“Parent”), and HSW International Merger Corporation, a Nevada corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, the Merger Sub will merge with and into Issuer, with Issuer continuing as the surviving corporation (the “Merger”).   Pursuant to the Merger Agreement and the contribution agreements in connection therewith, HSW will contribute certain assets, properties and rights to Parent in exchange for shares of Parent Common Stock.

As a condition to HSW’s, Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, and in consideration therefore, Mr. Wei Zhou agreed to enter into a Voting Agreement.  None of HSW, Parent or Merger Sub paid any additional consideration to Mr. Zhou in connection with the execution and delivery of the Voting Agreement.  Under the terms of the Voting Agreement, Mr. Zhou agreed to vote all shares of Issuer common stock held by him in favor of the Transaction (as defined in Item 4), and granted HSW a proxy, to be used solely in the event of a breach or non-compliance with his obligation to vote in favor of the Transaction, to (i) demand that the Secretary of the Issuer call a special meeting of the stockholders of the Issuer to consider matters related to the Transaction, and (ii) vote all of the Shares owned by Mr. Zhou in favor of the adoption of the Issuer of the Merger Agreement, the Transaction and each of the transactions contemplated by the Transaction Agreement, in accordance with the terms of the Transaction Agreement.  Mr. Zhou also agreed that, while the Voting Agreement was in effect, he would not sell, transfer, pledge, encumber, assign or otherwise dispose of any of his Shares, except that Mr. Zhou may transfer up to 4,000,000 shares to his immediate family members, if they agree (i) to accept such Shares subject to the terms and conditions of the Voting Agreement, and (ii) to be bound by the Voting Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement is attached as Exhibit 99.3 to this 13D.  A copy of the Voting Agreement is attached as Exhibit 99.3 to this 13D.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Voting Agreement between HSW and Mr. Wei Zhou and the Merger Agreement.

As a result of the Merger, (i) Issuer will become a wholly owned subsidiary of Parent, and (ii) each outstanding share of Issuer's common stock, par value $0.001 per share (“Issuer Common Stock”) will be converted into the right to receive one share of Parent's common stock, par value $0.001 per share (“Parent Common Stock”).  At the effective time of the Merger, but prior to the completion of the purchase of shares of Parent Common Stock by certain investors (including the investors under the HRLP Stock Purchase Agreement defined below) and issuance of certain stock options by Parent pursuant to the Merger Agreement, the stockholders of Issuer will own 50% of the total issued and outstanding shares of Parent Common Stock and HSW will own the remaining 50% of the total issued and outstanding shares of Parent Common Stock.  Prior to the effective time of the Merger, it is contemplated that Parent will use its best efforts to obtain approval for listing of Parent Common Stock on either the Nasdaq National Market System or the Nasdaq Capital Market (either to be referred to hereinafter as “Nasdaq”), and following the effective time of the Merger, it is contemplated that Issuer will file with the Securities and Exchange Commission (the “SEC”) to terminate registration of Issuer Common Stock.  At the Closing of the Merger Agreement, HSW, Mr. Zhou and Parent will enter into a registration rights agreement whereby HSW and Mr. Zhou will be granted certain registration rights with respect to the Parent Common Stock that they will receive in connection with the Merger.

The consummation of the Merger is subject to various closing conditions, including but not limited to (i) the approval of the Merger, the Merger Agreement and all transactions contemplated by the Merger Agreement (collectively, the “Transaction”) by the stockholders of Issuer, (ii) the declaration by the SEC of the effectiveness of the Registration Statement on Form S-4 to be filed with the SEC with respect to the issuance of Parent Common Stock to Issuer’s stockholders pursuant to the Merger, (iii) the approval of Parent Common Stock for listing on Nasdaq, (iv) the establishment that there is no applicable law, regulation or judgment prohibiting the contemplated Transaction, (v) the simultaneous closing of the purchase of shares of Parent Common Stock by High River Limited Partnership and StuffWorks, LLC pursuant to the Stock Purchase Agreement, dated the even date with the Merger Agreement, among Parent, High River Limited Partnership and StuffWorks, LLC (the “HRLP Stock Purchase Agreement”), (vi) no party having suffered a material adverse effect, and (vii) Issuer having undertaken certain actions to restructure its operations in the People's Republic of China (the “PRC”).

From and after the effective time of the Merger and pursuant to the Merger Agreement and Stockholders’ Agreement (as defined in Item 6), (i) Wei Zhou, the current CEO of INTAC, will be the CEO of Parent, (ii) Mr. Jeff Arnold, the Chairman and CEO of HSW, will be the Chairman of Parent, and (iii) the Board of Directors of Parent will be comprised of seven members, with five, including Mr. Jeff Arnold, named by HSW and two, including Mr. Wei Zhou, named by INTAC.

The foregoing descriptions of the Merger Agreement and the Stockholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement is attached as Exhibit 99.3 to this 13D.  A copy of the Stockholders’ Agreement is attached as Exhibit 99.3 to this 13D.

Except as set forth in this Item 4 or as contemplated by the provisions set forth in the agreements described in Item 7, which are incorporated herein by reference, the Reporting Person does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed beneficially owned in connection with the Voting Agreement, Convex and HSW have not acquired and, for the purpose of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Voting Agreement, Convex and HSW may be deemed to have the power to vote up to 11,950,000 shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Convex and HSW may be deemed to be the beneficial owner of an aggregate of 11,950,000 Shares.  All Shares that may be deemed to be beneficially owned by Convex and HSW constitute approximately 52.25% of the issued and outstanding Shares as of April 20, 2006 (as represented by the Issuer in the Merger Agreement).  The Voting Agreement incorrectly states the percentage to be 53.8%.

Convex and HSW (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreements and (ii) disclaim all beneficial ownership of such Shares.  Except as set forth in this Item 5(a) and (b), none of Convex and HSW and, to the knowledge of Convex and HSW, any persons named in Exhibit 99.2 hereto beneficially owns any Shares.

(c)           Except for the arrangements described above, to the knowledge of Convex and HSW, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Exhibit 99.2 or Item 5(a) and (b).

(d)           To the knowledge of Convex and HSW, no other person has the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of issuers reported herein.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a condition to the parties willingness to enter into the Merger Agreement, and in consideration therefore, Parent, HSW and Mr. Wei Zhou agreed to enter into a Stockholders’ Agreement.  Under the terms of the Stockholders’ Agreement, the parties have agreed, among other things, (i) to impose certain restrictions on the transferability of the Parent Common Stock that HSW will hold upon consummation of the Merger, (ii) to cooperate on certain corporate governance matters related to the Parent, and (iii) to establish certain rights for Parent related to HSW’s business in certain territories.

As a condition to High River and StuffWorks willingness to enter into the HRLP Stock Purchase Agreement, and in consideration therefore, HSW agreed to enter into Put Agreements with High River and StiffWorks.  Under the terms of the Put Agreements, HSW agreed that on the 18 month anniversary of the effectiveness of the registration statement that the Parent has agreed to file on behalf of High River and StuffWorks (the “Expiration Date”), High River may elect, and if High River elects, StuffWorks may elect, to put all or part of the shares of Parent that it purchases pursuant to the HRLP Stock Purchase Agreement to HSW for an amount equal to the original purchase price paid for such shares (the “Original Purchase Price”) multiplied by the number of shares being put (the “Put Shares”), which at the election of HSW may be paid by delivery of a secured promissory note with a term of 18 months.  At HSW’s election, HSW may, in lieu of purchasing the shares pursuant the put, pay to High River and StuffWorks the difference between the (i) Original Purchase Price and (ii) the average closing price of the common stock of Parent for the ten day trading period immediately prior to the Expiration Date, multiplied by the number of Put Shares.

The foregoing descriptions of the Stockholder’s Agreement and the Put Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Stockholders’ Agreement is attached as Exhibit 99.3 to this 13D.  A copy of the Put Agreements are attached as Exhibits 99.4 and 99.5 to this 13D.

Except for the agreements described in Item 3 and above, to the knowledge of Convex and HSW, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 and any other person with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions in loan agreements.

Item 7.	Material to Be Filed as Exhibits

99.1         Agreement in writing that such statement is filed on behalf of each of the Reporting Persons.

99.2         Information with respect to the Directors and Executive Officers of Convex Group, Inc. and HowStuffWorks, Inc.

99.3         Agreement and Plan of Merger, dated as of April 20, 2006, by and among HowStuffWorks, Inc., HSW International, Inc., HSW International Merger Corporation and INTAC International, Inc.; Voting Agreement, dated as of April 20, 2006, by and between HowStuffWorks, Inc. and Wei Zhou.; and Stockholders’ Agreement, dated as of April 20, 2006, by and among HSW International, Inc., HowStuffWorks, Inc. and Wei Zhou.

99.4         Put Agreement, dated as of April 20, 2006, by and among HowStuffWorks, Inc. and StuffWorks, LLC.

99.5         Put Agreement, dated as of April 20, 2006, by and among HowStuffWorks, Inc. and High River Limited Partnership.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2006

Convex Group, Inc.

/s/ Jeff Arnold
Jeffrey T. Arnold, Chief Executive Officer

HowStuffWorks, Inc.

/s/ Jeff Arnold
Jeffrey T. Arnold, Chief Executive Officer